PhysiSens LLC



Utilizing Big Data for Physical Therapy

Annual Report
2024

Annual Report 2024

Throughout this document, mentions of PhysiSens LLC refer to PhysiSens, a Limited Liability Company formed on 03 / 30 /2021 in New York State (the “Company”). The Company’s physical address is 3 Hewlett Rd Greenvale New York 11548.

You may contact the Company by emailing winstondemartini@physisens.com. This annual report is posted on the Company’s website, www.physisens.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

PhysiSens LLC ("PhysiSens", "We", "Our", or the "Company") is a corporation formed on 03 / 30 / 2021, in New York State. The Company's physical address is 3 Hewlett Rd Greenvale New York 11548. The Company's web site may be accessed at www.physisens.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Name
Winston DeMartini
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Date End Date Company Position / Title
03/30/2021 Present PhysiSens Founder Chief Executive Officer
06/01/2019 Present Winston Agency CEO
Winston DeMartini is the founder & CEO of PhysiSens. He is a graduate of Fairfield University, with a degree in marketing and management. He was a winner of the Fairfield StartUp competition and is now an advisor to the program. Winston's background is in user interface/user experience design, wearable technology, marketing, management, and fitness. He is connected with a plethora of physical therapists, hospitals, digital health companies, professional and college sport managers and players, fitness enthusiasts, and others that provide valuable feedback on the product and its applicability in various markets. Additionally, Winston led the company though the Accelerator for Biosciences in Connecticut (ABCT) where he made key contacts with major hospitals and healthcare professionals to de-risk and validate his product idea. PhysiSens was one of 12 companies that was accepted into ABCT's 2021 cohort, and it was recognized for leveraging and advancing two unique sensor technologies to help solve the complex challenges of tele-rehabilitation.

Name
Matus Knoblich
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Date End Date Company Position / Title
01/19/2024 Present PhysiSens Advisor

04/01/2017 Present Glo-Med Networks Inc. CEO
04/01/2017 Present Med-Stat Consulting Services Inc. Managing DirectorMatus Knoblich is the CEO of Glo-Med Networks Inc. He has a global perspective across various and
differentiated industries/sectors, with a primary focus on healthcare going back over 20 years. Having conducted business all over the world along with expat experiences, he is currently the CEO of multiple healthcare focused businesses in medical device servicing, sales, distribution, warehousing and logistics. Understanding ever changing business climates, Matus has expanded his business portfolio across multiple healthcare sectors, vertically integrating and expanding to mitigate risk. He is also an active investor in multiple medical technology startups throughout the world, bringing innovative and next generation ideas and products from early conceptual phases all the way through R&D into commercialization and distribution. Matus has put a heavy emphasis on personalized customer service, driving sharing of industry knowledge and advancement through proper networking and communication across various healthcare platforms and networks.

Name
Noreen Harrington
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Date End Date Company Position / Title
10/07/2023 Present PhysiSens Advisor
02/01/2019 Present DataWhys President
Noreen Harrington is the President and board member of DataWhys, a technology company using Interpretable Artificial Intelligence in Banking & Insurance, Manufacturing, Healthcare and Retail. Noreen brings both management and financial experience to DataWhys as she's embarking on changing the way they work with new technologies. Previously, she was the head of Fixed Income trading globally for Barclay's Capital, reporting to the CEO and a member of the Management Committee. Additionally, Noreen was a managing director at Goldman Sachs, in trading, sales and the hedge fund business, in both New York and London. In addition, Noreen is a founder of 85 Broads women's network, now known as Ellevate Network, and she is an angel investor with the group 100 Women In Finance. Noreen is PhysiSens's Financial Advisor.

Christopher Huntley
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Date End Date Company Position / Title
03/30/2021 Present PhysiSens Advisor
01/01/2011 Present Fairfield University Director, Fairfield Startup
01/01/1997 Present Fairfield University Associate Professor of Analytics
Christopher Huntley is an Associate Professor of Information Systems and Operations Management at Fairfield University, in the Dolan School of Business. Additionally, Chris is the Director of Entrepreneurship at Fairfield University, including the nationally recognized Fairfield StartUp program. He is an experienced program director and department chair with a demonstrated history of academic leadership. Currently teaching Big Data classes in the graduate Business Analytics program and shepherding the Fairfield StartUp entrepreneurship program. Chris is a significant asset to PhysiSens due to his exceptionally accomplished background in academia, specifically his technical knowledge of big data, data analytics, and software, as well as his experience mentoring start-ups.

Name
Jeffery Hendrickson
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Date End Date Company Position / Title
03/30/2021 Present PhysiSens Advisor
04/01/1997 Present Executive Forum Member
10/01/2013 Present Greenfield Hill Group Managing Director
Jeffery Hendrickson is a private equity operating and senior corporate leader who is practiced in leading B2B, B2C and light industrial businesses with innovative, differentiating, value-added service components. Jeff specializes in Acquisition identification, due diligence, hands-on leadership and team building. He was the president and COO of Velocity Express, CEO and Managing Director of Sports & Health Clubs, VP of Budget Rent a Car, VP of Brink's, and VP of National Car Rental. He is also a member of the Executive

Forum angel investment group. Jeff is instrumental to PhysiSens, connecting them to a plethora of key connections, while guiding the company on their value added components, innovation / competitive differentiation, and their strategic positioning within the market.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Winston DeMartini owns 2,850,000 shares of Class A membership Units, representing a voting power of 95%.

Matus Knoblich owns 30,000 shares of Class A membership Units, representing a voting power of 1%.

Noreen Harrington owns 30,000 shares of Class A membership Units, representing a voting power of 1%.

Jeffery Hendrickson owns 30,000 shares of Class A membership Units, representing a voting power of 1%.

Christopher Huntley owns 30,000 shares of Class A membership Units, representing a voting power of 1%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The delivery of remote therapy results in challenges for physical therapists to accurately assess, track, and evaluate patients' progress in a virtual setting. PhysiSens seeks to provide more accurate and complete information for physical therapists' diagnostics, both virtually and in person, that is crucial to treating and healing injuries. A complimentary goal of this project is to improve insurance and Medicare reimbursement accuracy, by independently providing complete sets of data as proof of service.
To meet these needs,
PhysiSens is developing the SmartShirt, an ergonomic wearable device that uses multiple innovative embedded real time sensors. PhysiSens is developing patent pending sensor technology focusing on innovative, clinically accurate, ergonomic sensors that are embedded directly into our SmartShirt for a user-friendly experience with all patients. The SmartShirt is paired with our mobile app or our embedded software in providers' systems to produce data analytics on patients' progress and A.I. on patients form, progress tracking, and injury risk. The mobile app/software will process the sensor data and display real time 3D biomechanical models of the patients' exercise form, with a plethora of novel data analytics and AI predictions and suggestions for injury prediction, prevention and performance improvements. The purpose of the SmartShirt is to aid therapists in prescribing treatment and analyzing patients' progress.
PhysiSens's
software licensing revenue model focuses around a sliding scale on a per patient visit basis for physical therapy chains, hospitals, large telehealth providers, and digital health companies. Additionally, revenue will be generated from each SmartShirt and other SmartClothing.

5. How many employees does the Company currently have? (§ 227.201(e))

PhysiSens currently has 1 employee.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Material factors that make an investment in PhysiSens LLC speculative or risky:
1. Our future growth depends on our ability to develop and retain customers.
Our future growth depends
to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer
services that meet customer demands. If we are unable to attract customers and/or retain customers,
our business, results of operations and financial condition may be materially adversely affected.
2. Inability to protect our proprietary technology would disrupt our business.
We rely, in part, on
trademark, copyright, and trade secret law to protect our intellectual property in the United States and
abroad. We seek to protect our software, documentation, and other written materials under trade secret
and copyright law, which afford only limited protection. We have additional United States and foreign
patent applications pending. We cannot predict whether such pending patent applications will result in
issued patents, and if they do, whether such patents will effectively protect our intellectual property.
The intellectual property rights we obtain may not be sufficient to provide us with a competitive
advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to
protect our proprietary rights in the United States or internationally (where effective intellectual
property protection may be unavailable or limited), and competitors may independently develop
technologies that are similar or superior to our technology, duplicate our technology or design around
any patent of ours.
We attempt to further protect our proprietary technology and content by requiring
our employees and consultants to enter into confidentiality and assignment of inventions agreements
and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent
unauthorized use or disclosure of our confidential information, intellectual property or technology and
may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential
information, intellectual property or technology.
Litigation may be necessary in the future to enforce
our intellectual property rights, to determine the validity and scope of our proprietary rights or the
rights of others, or to defend against claims of infringement or invalidity. Such litigation could result
in substantial costs and diversion of management time and resources and could have a material
adverse effect on our business, financial condition, and operating results. Any settlement or adverse
determination in such litigation would also subject us to significant liability.
3. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken
to protect our property rights will prevent misappropriation of our technology. To protect our rights to
our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements
and other contractual arrangements with our employees, affiliates, strategic partners and others. We
may be unable to detect inappropriate use of our technology. Failure to adequately protect our
intellectual property could materially harm our brand, devalue our proprietary content and affect our
ability to compete effectively. Further, defending any technology rights could result in significant
financial expenses and managerial resources.
4. Technological Risk: We operate in an emerging market that is characterized by rapid changes in
customer requirements, frequent introductions of new and enhanced products, and continuing and
rapid technological advancement. Our technology may underperform the technology utilized by our
competitors.
5. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven
stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your
investment. In addition, there may be additional classes of equity with rights
that are superior to the class of equity being sold.
6. You may only receive limited disclosure. While the Company must disclose certain information, since
the Company is at an early-stage they may only be able to provide limited information about its
business plan and operations because it does not have fully developed operations or a long history. The
Company may also only be obligated to file information periodically regarding its business, including
financial statements. A publicly listed company, in contrast, is required to file annual and quarterly
reports and promptly disclose certain events — through continuing disclosure that you can use to
evaluate the status of your investment.
7. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or
management of the Company. Being able to execute on the business plan is often an important factor
in whether the business is viable and successful. You should be aware that a portion of your
investment may fund the compensation of the Company's employees, including its management. You
should carefully review any disclosure regarding the Company's use of proceeds.
8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and
should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment

in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

9. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

10. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of

Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF .

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.16. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Membership Units	3,470,000	2,987,726	Yes	-
Class B Membership Units	30,000	0	No	-

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of PhysiSens, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in PhysiSens and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Winston DeMartini	$28,374	0.0%	No Maturity Date.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
-	-	-	-	-

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

PhysiSens was organized as a limited liability company under the laws of New York on March 30, 2021. The Company's headquarters are located in Greenvale, New York. PhysiSens is a medical device and

software startup in the tele-rehabilitation/physiotherapy space.
Results of Operations:
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $27,046, an operating cash flow loss of $27,046 and liquid assets in cash of $70, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.
During the past period, the Company borrowed money from the owner, Winston DeMartini. The loan bears no interest rate. Since there is no maturity date set, and the loan may be called at any time, it was classified as a current liability.
As of December 31, 2024, and December 31, 2023, the outstanding loan amounts are $28,374 and $17,043, respectively.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

PhysiSens has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

PhysiSens will file a report electronically with the SEC annually and post the report on its web site (www.physisens.com) no later than 120 days after the end of each fiscal year covered by the report.

I, Winston DeMartini, the Chief Executive Officer of PhysiSens LLC, hereby certify that the financial statements of PhysiSens LLC, and notes thereto for the periods ending December 31, 2024 and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___March 10, 2025___ (Date of Execution).

_____ (Signature)

___Founder & CEO_____ (Title)

___March 10, 2025_____ (Date)

PHYSISENS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

PHYSISENS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 70	$ -
Total Current Assets	**70**	**-**
Total Assets	**$ 70**	**$ -**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Related Party Loan	$ 28,374	$ 17,043
Total Current Liabilities	**28,374**	**17,043**
Total Liabilities	**28,374**	**17,043**
MEMBERS' EQUITY		
Members' Equity	(28,304)	(17,043)
Total Members' Equity	**(28,304)**	**(17,043)**
Total Liabilities and Members' Equity	**$ 70**	**$ -**

See accompanying notes to financial statements.

PHYSISENS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/(Loss)	-	-
Operating Expenses		
General and Administrative	27,046	9,493
Total Operating Expenses	**27,046**	**9,493**
Net Operating Loss	**(27,046)**	**(9,493)**
Interest Expense	-	-
Other Loss/(Income)	-	-
Loss Before Provision For Income Taxes	**(27,046)**	**(9,493)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (27,046)**	**$ (9,493)**

See accompanying notes to financial statements.

PHYSISENS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)	Members' Equity
Balance—December 31, 2022	$ (7,550)
Net loss	(9,493)
Balance—December 31, 2023	$ (17,043)
Crowdfunding Raise- NetCapital	15,785
Net Loss	(27,046)
Balance—December 31, 2024	$ (28,304)

See accompanying notes to financial statements.

PHYSISENS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(27,046)	$	(9,493)
Changes in operating assets and liabilities:				
Net Cash Used in Operating Activities		**(27,046)**		**(9,493)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net Cash Used In Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Related Party Loan		11,331		9,493
Crowdfunding Raise- NetCapital		15,785		-
Net Cash Provided by Financing Activities		**27,116**		**9,493**
Change in Cash and Cash Equivalents		**70**		**-**
Cash and Cash Equivalents—Beginning of year		-		-
Cash and Cash Equivalents—End of year	$	**70**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

PhysiSens LLC was formed on March 30, 2021 in the state of New York. The financial statements of PhysiSens LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenvale, New York.

PhysiSens is an innovative medical device and software startup in the telerehabilitation/physiotherapy space. We create Smart Clothing with innovative, clinically accurate sensor systems. We pair it with novel software utilizing A.I. / M.L. to provide accurate, complete information to help physical therapists diagnose, assess and heal injuries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2024, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as, control of the promised goods or services is transferred to customers.

The Company will earn revenue from the sale of medical devices, which are still in R&D stage.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 3, 2025, which is the date the financial statements were issued.

3.   MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2024 are as follows:

As of Year Ended December 31, 2024

Member's name	Class A	Ownership Percentage	Class B	Ownership Percentage
Winston DeMartini (Class A units)	2,850,000	95.39%	-	-
Noreen Harrington (Class A units)	30,000	1.00%	-	-
Christopher Huntley (Class A units)	30,000	1.00%	-	-
Jeffery Hendrickson (Class A units)	30,000	1.00%	-	-
Matus Knoblich (Class A units)	30,000	1.00%	-	-
Cust Corp	17,726	0.59%	-	-
Options Pool: Class B - Unallocated	-	-	30,000	100.00%
Total	**2,987,726**	**100.00%**	**30,000**	**100.00%**

Class A Membership Units (Voting Capital)

Voting Rights:
- Class A members have full voting rights.
- Voting power is proportional to each member's Percentage Voting Interest (PVI).
- A majority-in-interest of Class A members is required to approve most decisions.

Liquidity Rights:
- Class A membership units cannot be transferred without the consent of a majority-in-interest of the members.
- New or additional members can only be admitted with a majority-in-interest vote.

Dividend/Distribution Rights:
- Profits and losses are allocated proportionally based on each member's total capital contributions.
- Distributions are made annually or more frequently as determined by the Voting Members.
- No member has a right to demand distributions in a form other than cash.

Class B Membership Units (Nonvoting Capital)

Voting Rights:
- Class B members have no voting rights.
- They cannot participate in management decisions.

Liquidity Rights:
- Class B membership units are subject to the same transfer restrictions as Class A (require majority-in-interest approval for transfers).

Dividend/Distribution Rights:
- Class B members are entitled to distributions in proportion to their capital contributions, similar to Class A members.

- They receive distributions as determined by the Voting Members.

4. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner Winston DeMartini. The details of the loan from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Winston DeMartini	$ 28,374	not set	Fiscal Year 2021-2024	No set maturity	$ 28,374	$ -	$ 28,374	$ 17,043	$ -	$ 17,043
Total					**$ 28,374**	**$ -**	**$ 28,374**	**$ 17,043**	**$ -**	**$ 17,043**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current liability.

5. RELATED PARTY

During the past period, the Company borrowed money from the owner, Winston DeMartini. The loan bears no interest rate. Since there is no maturity date set, and the loan may be called at any time, it was classified as a current liability. As of December 31, 2024, and December 31, 2023, the outstanding loan amounts are $28,374 and $17,043, respectively.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $27,046, an operating cash flow loss of $27,046 and liquid assets in cash of $70, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.